UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2001

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

**THE UNITIL CORPORATION
TAX DEFERRED SAVINGS AND INVESTMENT PLAN**
(Full Title of Plan)

UNITIL CORPORATION
(Exact name of registrant as specified in its charter)

New Hampshire	**02-0381573**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

6 Liberty Lane West, Hampton, New Hampshire	**03842-1720**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (603) 772-0775

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
THE UNITIL CORPORATION
TAX DEFERRED
SAVINGS AND INVESTMENT PLAN
December 31, 2001, 2000 and 1999

CONTENTS

Report of Independent Certified Public Accountants

Administrator of
The UNITIL Corporation Tax Deferred
 Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
May 24, 2002

The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

	2001	2000
Investments in Mutual Funds at Fair Value:		
Putnam Growth & Income Fund	$ 3,109,319	$ 3,313,154
Putnam Stable Value Fund	3,653,789	3,002,579
Putnam Voyager Fund	5,468,400	7,226,728
Putnam Income Fund	522,195	396,953
Putnam New Opportunities Fund	1,956,832	2,739,571
Putnam S & P 500	1,057,072	1,139,114
Putnam International Growth Fund	879,826	1,032,662
George Putnam Fund of Boston	136,496	20,954
Putnam International Voyager Fund	230,250	440,820
Employer securities (UNITIL common stock at fair value)	4,064,707	3,909,230
Participant loans	463,443	515,627
Net assets available for benefits	$21,542,329	$23,737,392

The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

	2001	2000	1999
Addition to net assets attributed to:			
Investment income:			
Interest	$ 42,666	$ 49,948	$ 45,973
Dividends	786,123	1,699,472	1,776,194
Net (depreciation) appreciation	(4,045,154)	(5,065,411)	5,225,752
	(3,216,365)	(3,315,991)	7,047,919
Contributions:			
Participant	1,335,570	1,297,941	1,193,278
Employer	445,956	423,805	406,477
Rollover	7,255	58,387	98,595
	1,788,781	1,780,133	1,698,350
Total additions	(1,427,584)	(1,535,858)	8,746,269
Deductions:			
Deductions from net assets attributed to:			
Benefits to participants	(762,716)	(1,289,568)	(1,476,914)
Loan distributions	(1,870)	(7,907)	(6,639)
Other	(2,893)	(6,042)	(1,430)
Total deductions	(767,479)	(1,303,517)	(1,484,983)
Net (decrease) increase	(2,195,063)	(2,839,375)	7,261,286
Beginning balance	23,737,392	26,576,767	19,315,481
Ending balance	$ 21,542,329	$ 23,737,392	$ 26,576,767

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN

The following description of The UNITIL Corporation (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly owned subsidiaries UNITIL Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

A member may authorize a Basic Employee Contribution from 1% to 15% with a maximum contribution not to exceed Internal Revenue Code limitations.

The Employer shall contribute as of December 31, of each plan year from current or accumulated net profits on behalf of each member participating in the Plan on December 31, of each plan year, an amount equal to 100% of the first 3% of salary the employee puts into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged (as applicable) with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Year of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A member will become 100% vested in his account as a result of disability, death or retirement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Net loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.

Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN - Continued

Upon enrollment and re-enrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

Putnam Income Fund: This fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend - paying common stocks.

Putnam New Opportunities Fund: This fund seeks long-term capital appreciation through the investment in common stocks with the potential of above-average long-term growth.

Putnam S & P 500 Fund: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

George Putnam Fund of Boston: This fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Putnam International Voyager Fund: This fund seeks long-term capital appreciation by investing primarily in smaller company stocks in a variety of countries outside the United States.

UNITIL Corporation Common Stock Fund (UNITIL Corporation, no par value common stock).

Participants may change their investment options daily.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001, 2000 and 1999

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan's effective date is July 1, 1987, as amended effective May 8, 1992 and January 1, 1994. The Plan as amended effective May 8, 1992, provided for the merger of the Fitchburg Gas and Electric Tax Deferred Savings and Investment Plan with The Plan. The Plan as amended effective January 1, 1994, provided for the merger of the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan into the Plan.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

In preparing the financial statements in conformity with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001, 2000 and 1999

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Eligibility

Employees are eligible for membership on either January 1 or July 1 coincident with or the next day following on which they have both:

(1) Attained the age of 18, and
(2) Completed 1000 hours of credited service

Normal Retirement Date

A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.

NOTE D - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended in July 1998 and the Company believes that this amendment will not affect the status of the Plan with the IRC.

Amounts contributed to the participant's accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are deductible for Federal income tax purposes up to specified limits.

NOTE E - INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2001	2000	1999
Mutual Funds:			
Putnam Growth & Income Fund	$ (316,421)	$ 127,574	$ (278,802)
Putnam Voyager Fund	(1,859,586)	(2,229,416)	2,442,805
Putnam Income Fund	8,727	3,904	(23,335)
Putnam New Opportunities Fund	(894,727)	(1,296,964)	1,127,539
Putnam S & P 500 Fund	(146,156)	(123,451)	218,581
Putnam International Growth Fund	(208,257)	(179,694)	345,466
George Putnam Fund of Boston	(567)	437	(4,748)
Putnam International Voyager Fund	(127,507)	(126,580)	99,875
Common Stock:			
Unitil Company Stock	(500,660)	(1,241,221)	1,298,371
	$ (4,045,154)	$ (5,065,411)	$ 5,225,752

NOTE F -PARTICIPANT LOANS

Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of December 31, 2001, there are 87 loans to participants, maturing from 2002 to 2007 with interest rates ranging between 5.75% and 10.50%.

Exhibit 23.2

Consent of Independent Certified Public Accountants

We have issued our report dated May 24, 2002, accompanying the financial statements of The UNITIL

Corporation Tax Deferred Savings and Investment Plan contained in the information required by Form 11-K

filed as an exhibit to the UNITIL Corporation Annual Report on Form 10-K for the year ended December 31,

2001. We hereby consent to the incorporation by reference of said report in the Registration Statement of

The UNITIL Corporation Tax Deferred Savings and Investment Plan on Form S-8 (File No. 33-24436).

GRANT THORNTON LLP

Boston, Massachusetts
May 24, 2002